Exhibit 99.3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on September 30, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:30 am, Pacific Daylight Time, on August 14, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder
I/We, being holder(s) of Pacific Harbour Capital Ltd. hereby appoint(s): Dr. Rui Feng, or failing him Myles Gao, or failing him S. Paul Simpson, or failing him Lorne	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Silvercorp Metals Inc. to be held in the Ocean View Suites 5 & 6, at the Pan Pacific Vancouver, 300-999 Canada Place, Vancouver, BC V6C 3B5, on Wednesday, September 30, 2009 at 10:00 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against

1. Set the Number of Directors
To set the number of Directors at 7.	☐	☐

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2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Dr. Rui Feng	☐	☐	02. Myles Gae	☐	☐	03. S. Paul Simpson	☐	☐

04. Greg Hall	☐	☐	05. Earl Drake	☐	☐	06. Yikang Liu	☐	☐

07. Dr. Robert Gayton	☐	☐

	For	Withhold

3. Appointment of Auditors
Re-appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

4. Approval and Ratification of Acts of Directors and Officers
To approve, ratify and confirm all acts of the Directors and Officers of the Company on its behalf during the preceding year.	☐	☐

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	For	Against

5. Approval of Stock Option Plan Amendments
To approve, ratify and confirm the adoption of the Company's Amended Plan with terms substantially as described in the Information Circular of the Company dated August 19, 2009, and the authorization for reissuance under the Plan of the 12,564,720 Common Shares issued pursuant to previous option exercises under the Amended Plan.	☐	☐

	For	Against

6. Approval of Option Exercise Date Extensions
To approve, ratify and confirm the extension of an existing option held by Dr. Rui Feng, Chief Executive Officer of the Company, to purchase up to 190,000 Common Shares at CAD $0.18 from a current expiry date of October 24, 2009 to January 25, 2010.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are
indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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